Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Annual Report on Form 40-F/A for the year ended December 31, 2014 of Novadaq Technologies Inc. [the “Company”] of our report dated February 5, 2014 with respect to the consolidated financial statements of the Company as at and for the year ended December 31, 2013.

We also consent to the incorporation by reference in Registration Statement on Form S-8 [No. 333-204136] of our report dated February 5, 2014 with respect to the consolidated financial statements of the Company as at and for the year ended December 31, 2013 included in this Annual Report on Form 40-F/A.

Toronto, Canada	/s/ Ernst & Young LLP
July 10, 2015.	Chartered Accountants
Licensed Public Accountants